

Mail Stop 3561

November 27, 2017

Sonu Ram
Chief Executive Officer
Cosmo Ventures Inc.
VPO - Bham Distt, Hoshiarpur Tehsil Ghars
Punjab, India 14613

> **Re: Cosmo Ventures Inc.**
> **Form 10-K for the fiscal year ended March 31, 2017**
> **Filed August 21, 2017**
> **File No. 333-188873**

Dear Mr. Ram:

We issued comments to you on the above captioned filing on September 21, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 11, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products